Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
Announcement on Resolutions of the Fifteenth Meeting of the Third Session of the Board of Directors
China Life Insurance Company Limited (the “Company”)
IMPORTANT
The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
The fifteenth meeting (the “Meeting”) of the third session of the Board of Directors of the Company (the “Board”) was held on October 27, 2011 at the city of Hangzhou, Zhejiang Province. The directors were notified of the Meeting by way of a written notice dated October 13, 2011. Out of the Company’s eleven directors, nine attended the Meeting, including Yuan Li, Chairman and executive director of the Company, Wan Feng and Liu Yingqi, executive directors of the Company, Miao Jianmin and Shi Guoqing, non-executive directors of the Company, Ma Yongwei, Bruce D. Moore and Anthony Francis Neoh, independent directors of the Company, Sun Changji, independent director of the Company (via conference call). Lin Dairen, executive director of the Company, and Zhuang Zuojin, non-executive director of the Company, were on leave and authorized in writing, Wan Feng, executive director of the Company, and Shi Guoqing, non-executive director of the Company to act on their behalf respectively and cast the votes for them. Supervisors, management of the Company and persons in charge of the relevant departments also attended the Meeting as non-voting delegates. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Board of Directors of the Company.
The Meeting was presided over by Chairman Mr. Yuan Li. The directors that were present passed the following resolutions unanimously after sufficient review and discussion:
1.	Approved the 2011 Third Quarter Report.
Voting result: 11 for, 0 against, with no abstention
2.	Passed the Proposal on Establishment of Budget, Execution and Evaluation Committee of the Board (the “Committee”).
The Committee is mainly responsible for implementation of the overall budget management, evaluation of budget execution and business performance, and examination of the implementation of resolutions of the Board. Yuan Li, Chairman of the Company, will serve as the Chairman of the Committee of the Third Session of the Board; Wan Feng and Liu Yingqi, executive directors of the Company, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Ma Yongwei and Sun Changji, independent directors of the Company, will serve as the members of the Committee of the Third Session of the Board.
Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914
3.	Passed the Proposal on Authorization Relating to Application for Infrastructure Bond Investment Plans.
Voting result: 11 for, 0 against, with no abstention
4.	Passed the Proposal on Renewal of Policy Management Agreement.
The Board approved the renewal of the Policy Management Agreement between the Company and China Life Insurance (Group) Company. The term of the renewal is three years. The renewed agreement will become effective on January 1, 2012 and expire on December 31, 2014. The affiliated directors, including Yuan Li, Miao Jianmin, Wan Feng, Shi Guoqing and Zhuang Zuojin, abstained from voting. The independent directors of the Company issued an independent consent opinion. The Company will disclose the aforesaid related party transaction according to the relevant requirements of the listing rules upon signing relevant confirmation letter of the renewal.
Voting result: 6 for, 0 against, with no abstention
5.	Passed the Proposal on Administration Measures of Related Party Transactions of the Company.
Voting result: 11 for, 0 against, with no abstention
Board of Directors of China Life Insurance Company Limited
October 27, 2011